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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -----------------------
                                 SCHEDULE TO/A
                                (RULE 14d-100)
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                            -----------------------
                                  GENER S.A.
                       (Name of Subject Company (Issuer))

                            -----------------------
                              THE AES CORPORATION
                         MERCURY CAYMAN CO. III, LTD.
                      (Name of Filing Persons (Offerors))

                            -----------------------
            AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                        OF COMMON STOCK, NO PAR VALUE)
                         (Title of Class of Securities)

                           -----------------------
                                   368731105
                     (CUSIP Number of Class of Securities)

                            -----------------------
                                BARRY J. SHARP
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              THE AES CORPORATION
                            1001 NORTH 19TH STREET
                           ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           -----------------------
                                   Copy to:
                            Michael E. Gizang, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                           Telephone: (212) 735-3000


                            -----------------------
                           CALCULATION OF FILING FEE


  TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
 $       181,634,952.00                               $            36,327.00

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

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*   Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $12.25, the average of the high and low price per Gener American Depositary Share on November 2, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by (b) 14,827,343, representing the aggregate number of Gener American Depositary Shares outstanding on September 30, 2000.

**  One-fiftieth of 1% of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $36,327.00
    Form or Registration No.: Registration Statement on Form S-4
    Filing Party: The AES Corporation
    Date Filed: November 9, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 9, 2000 (the "Schedule TO") by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), relating to the offer by the Purchaser to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the Prospectus (as defined below), as amended by Amendment No. 5 thereto, dated December 8, 2000 (the "Fifth Amendment"), and the related ADS Letter of Transmittal (collectively referred to as the "Offer").


     On December 7, 2000, AES filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the AES Shares to be issued to holders of Gener ADSs in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated December 7, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(13) and
(a)(2), respectively.


     All of the information in the Prospectus, the Fifth Amendment, and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

   Item 1 is hereby amended and supplemented as follows:

   The answer to the question "WHAT ARE THE CONDITIONS TO YOUR OFFER?" in the section entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" in the Prospectus is hereby amended and restated by amending and restating the fourth bullet point on page 4 to read in its entirety as follows:

     "The average of the high and low selling prices of AES shares, as reported on the New York Stock Exchange Composite Transaction Tape, for the ten New York Stock Exchange trading days ending on the second New York Stock Exchange trading day immediately prior to the date on which our offer expires, will be no less than $45;"


ITEM 4. TERMS OF THE TRANSACTION.

   Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     On December 12, 2000, we increased the value of the AES stock to be exchanged for each issued and outstanding Gener ADS in our offer from US$16.00 to US$16.50. We made a corresponding increase in the price to be paid for each Gener share to be purchased in the Chilean offer, to the Chilean peso equivalent price of US$0.242647059. A copy of the press release is filed herewith as Exhibit (a)(15) and the information set forth in the press release is incorporated herein by reference.


ITEMS 4 AND 11.

   Items 4 and 11 are hereby amended and supplemented as follows:

   The section of the Prospectus entitled "SUMMARY--Our Offer--Conditions of Our Offer" is hereby amended and restated by amending and restating the fourth bullet point on page 13 to read in its entirety as follows:

     "The average of the high and low selling prices of AES shares, as reported on the New York Stock Exchange Composite Transaction Tape, for the ten New York Stock Exchange trading days ending on the second New York Stock Exchange trading day immediately prior to the date on which our offer expires, will be no less than $45;"

   The section of the Prospectus entitled "OUR OFFER--Conditions of Our Offer--Minimum Share Price Condition" is hereby amended and restated to read in its entirety as follows:

     "The average of the high and low selling prices of AES shares, as reported on the New York Stock Exchange Composite Transaction Tape, for the ten New York Stock Exchange trading days ending on the second New York Stock Exchange trading day immediately prior to the date on which our offer expires, will be no less than $45."


ITEMS 5 AND 6.

   Items 5 and 6 are hereby amended and supplemented as follows:

   The section entitled "OUR OFFER--Purpose of the Offers; Plans for Gener--Plans for Gener" in the Prospectus is hereby amended and supplemented by adding the following sentence after the final paragraph of the section:

     "On December 12, 2000, we announced that, as a result of negotiations with Provida, Habitat, Bansander and Cuprum, in the event we acquire control of Gener, Gener will propose an amendment to the terms of Gener's 6% Senior Convertible Notes Due 2005, relating to adjustments of the conversion price in the event of certain distributions of dividends to provide that the conversion price of the notes will be subject to adjustment upon the terms set forth in such notes in the event of a distribution of dividends from accumulated profits and capital reserves as of September 30, 2000. The Gener convertible notes currently require such adjustments only in the event of the distribution of dividends corresponding to fiscal years prior to 1998.

ITEM 11. ADDITIONAL INFORMATION.


   Item 11 of the Schedule TO is hereby amended and supplemented as follows:


     On December 12, 2000, we extended the expiration date of the U.S. exchange offer so that it is now scheduled to expire at 12:00 midnight on Tuesday December 26, 2000. A copy of the press release is filed herewith as Exhibit (a)(15) and the information set forth in the press release is incorporated herein by reference.


ITEM 12. EXHIBITS.


   Item 12 is hereby amended and supplemented to add the following exhibit:



  (a)(15)         Press release dated December 12, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                        MERCURY CAYMAN CO. III, LTD.




                                        By: /s/ Naveed Ismail
                                           ------------------------------------

                                           Name: Naveed Ismail

                                           Title: President
                                           Dated: December 13, 2000





                                        THE AES CORPORATION




                                        By: /s/ Paul T. Hanrahan
                                           ------------------------------------

                                           Name: Paul T. Hanrahan

                                           Title: Senior Vice President
                                           Dated: December 13, 2000

                                 EXHIBIT INDEX




 EXHIBIT
NUMBER                                                  EXHIBIT NAME
---------------   ---------------------------------------------------------------------------------------
  (a)(1)          Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on
                  November 9, 2000).*

  (a)(2)          Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.1 to The
                  AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(3)          Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to
                  The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(4)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation
                  Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(5)          Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to The AES
                  Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(6)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
                  (incorporated by reference to Exhibit 99.5 to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).*

  (a)(7)          Summary Advertisement published in The Wall Street Journal on November 13, 2000
                  (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).*

  (a)(8)          Press Release issued by AES on November 3, 2000 (incorporated by reference to Exhibit
                  99.7 to The AES Corporation Registration Statement on Form S-4 filed on November 9,
                  2000).*

  (b)             None.

  (d)             Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated
                  November 3, 2000.*

  (g)             None.

  (h)             None.

  (a)(9)          Press release dated November 22, 2000.*

  (a)(10)         Press release dated November 28, 2000.*

  (a)(11)         Agreement, dated as of November 28, 2000, between AES, TotalFinaElf, and Total Gas and Power Ventures.*

  (a)(12)         Press release dated December 7, 2000.*

  (a)(13)         Preliminary Prospectus, dated December 7, 2000, relating to AES Shares to be issued in
                  Offer (incorporated by reference from Amendment No. 1 to AES's Registration
                  Statement on S-4 filed on December 7, 2000).*

  (a)(14)         Press release dated December 8, 2000.*

  (a)(15)         Press release dated December 12, 2000.

* Previously filed.